OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17 )*

NABORS INDUSTRIES LTD.
(Name of Issuer)
Common Shares, par value $0.001 per share
(Title of Class of Securities)
G6359F-10-3
(CUSIP Number)
Eugene M. Isenberg
Nabors Corporate Services, Inc.
515 West Greens Road
Suite 1200
Houston, Texas 77067
281-874-0035
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 11, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Eugene M. Isenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	7	SOLE VOTING POWER

NUMBER OF		15,021,169

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,348,536

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,188,200

WITH	10	SHARED DISPOSITIVE POWER

		3,348,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,369,705

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

The undersigned, EUGENE M. ISENBERG (the “Registrant”), hereby amends his Schedule 13D, as previously amended, with regard to the common shares, par value $0.001 per share (the “Shares”), of NABORS INDUSTRIES LTD. as set forth below.
Item 5. Interest in Securities of the Issuer
     As of the close of business on September 11, 2007, the Registrant beneficially owns 18,369,705 Shares comprised of (i) 5,178,039 Shares which includes 899,635 restricted shares; and (ii) options currently exercisable and exercisable within 60 days hereof to purchase an aggregate of 13,191,666 Shares at exercise prices ranging from $13.525 per Share to $35.805 per Share. 15,021,169 Shares are held directly by the Registrant, 3,348,536 Shares are held indirectly through a partnership of which the Registrant is a partner.
     Registrant specifically disclaims beneficial ownership of an aggregate of 772 Shares owned directly or held in trust by his spouse which have been excluded from the Share totals listed above.
     Registrant’s beneficial ownership, excluding the 772 Shares owned directly or held in trust by his spouse of which Registrant disclaims beneficial ownership, constitutes approximately 5.8% of the outstanding Shares, based on 305,429,095 Shares outstanding as of September 30, 2007, as reported by Nabors on its Form 10-Q for the quarterly period ended September 30, 2007, as filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2007 and increased by the Shares beneficially owned by the Registrant which are issuable pursuant to options exercisable within 60 days of this filing.
     The Registrant has the power to vote all 899,635 restricted shares, of which 66,666 restricted shares have vested, 299,879 restricted shares will vest in the first quarter of 2008, 299,878 restricted shares will vest in the first quarter of 2009 and 233,212 restricted shares will vest in the first quarter of 2010.
     The Registrant has the sole power to vote or direct the vote of 15,021,169 Shares and the sole power to dispose or direct the disposition of 14,188,200 Shares and shares the power to vote or direct the vote and shares power to dispose or direct the disposition of 3,348,536 Shares reported hereby.
     The following represents all of the transactions in the Shares by the Registrant during the past 60 days:
     On September 11, 2007 the Registrant, in connection with a Share settlement of options to purchase 4,872,678 Shares at a per share exercise price of $23.25, surrendered 4,142,812 unexercised vested stock options, at $30.42 per share, to satisfy the option exercise price and the related income taxes.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2007	/s/ Eugene M. Isenberg
Eugene M. Isenberg